FPC Exemption No. (82-836)

Publication: South China Morning Post
Page: Classified 2

Date: 10 Dec 02
Where Published: Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, [redacted]s to its accuracy or completeness and expressly disclaims any liability [redacted]wsoever arising from or in reliance upon the whole or any part of the [redacted]nt.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of First Pacific Company Limited announces that following the resignation of PricewaterhouseCoopers on 9th December, 2002, Ernst & Young has been appointed as the auditors of the Company to fill the casual vacancy arising from such resignation. Ernst & Young's appointment is effective from 9th December, 2002.

The Board of Directors (the "Board") of First Pacific Company Limited (the "Company" or "First Pacific") announces that PricewaterhouseCoopers ("PwC") resigned as auditors of the Company on 9th December, 2002. Ernst & Young has been appointed to fill the casual vacancy arising from the resignation of PwC as the auditors of the Company, which appointment is effective from 9th December, 2002.

PwC's decision was premised on the fact that PwC was not directly responsible for the audit of PT Indofood Sukses Makmur Tbk. ("Indofood"), in which First Pacific currently holds a 51.9 per cent interest. Indofood represents a material proportion of First Pacific's businesses, accounting for 93 per cent of First Pacific's turnover for the six months ended 30th June, 2002, and 71 per cent of First Pacific's total assets as at 30th June, 2002. Indofood is audited by Ernst & Young.

This change only affects the auditors of the Company.

By Order of the Board
First Pacific Company Limited
Edward K.Y. Chen and David W.C. Tang
Independent Non-Executive Directors
Audit Committee

Hong Kong, 9th December, 2002

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